UNITED  STATES
SECURITIES  AND  EXCHANGE  COMMISSION
Washington,  D.C.    20549

SCHEDULE  13G
Under  the  Securities  Exchange  Act  of  1934

Amendment  No.:    *

Name  of  Issuer:  RESOURCE  BANCSHARES  MORTGAGE  GRP,  INC.

Title  of  Class  of  Securities:    COMMON  STOCK  $.01  PAR  VALUE

CUSIP  Number:    761197102



Check the following line if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
 (See  Rule  13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1.          Name  of  Reporting  Person  and  S.S.  or  I.R.S. Identification
      No  of  Above  Person:          Dawson  Samberg Capital Management, Inc.
                    Tax  ID:    06-1033494

 2. Check the Appropriate Box if a Member of a Group a.
          b.

 3.          SEC  Use  Only

 4.          Citizenship  or  Place  of  Organization:
          Connecticut

Number  of  Shares  Beneficially  Owned  by  Each  Reporting  Person  With:

 5.          Sole  Voting  Power:          1,071,095

 6.          Shared  Voting  Power:          0

 7.          Sole  Dispositive  Power:          1,071,095

 8.          Shared  Dispositive  Power:          0

 9.          Aggregate  Amount  Beneficially
     Owned  by  Each  Reporting  Person:          1,071,095

10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

11.          Percent  of  Class  Represented  by  Amount in Row (9):     5.56%

12.          Type  of  Reporting  Person:          IA,  CO


Item  1(a)  Name  of  Issuer:  RESOURCE  BANCSHARES  MORTGAGE  GRP,INC.

        1(b)  Address  of  Issuer's  Principal  Executive  Offices:
          7909  Parklane  Road,  Columbia,  SC  29223.

Item 2(a) - (c).  Name, Principal Business Address, and Citizenship of Persons
Filing:
          Dawson Samberg Capital Management, Inc., 354 Pequot Avenue, Southport, CT 06490, which is a Connecticut Corporation.

     (d)          Title  of  Class  of Securities: COMMON STOCK $.01 PAR VALUE

(e)CUSIP  Number:  761197102

Item  3.         This statement is filed pursuant to Rule 13d-1(b)(1)(ii)(E).
Dawson Samberg Capital Management, Inc. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item  4.          Ownership.
               Ownership  as  of  December  31,  1996      is  incorporated by
reference to items (5) - (9) and (11) of the cover page of the reporting person.
Item  5.          Ownership  of  Five  Percent  or  Less  of  a  Class.
               Not  Applicable

Item  6.      Ownership of More than Five Percent on Behalf of Another Person.
               Not  Applicable

Item 7.     Identification and Classification of the Subsidiary Which Acquired
the                    Security  Being Reported by the Parent Holding Company.
               Not  Applicable

Item  8.          Identification  and  Classification of Members of the Group.
               Not  Applicable

Item  9.          Notice  of  Dissolution  of  the  Group.
               Not  Applicable

Item  10.

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January  30,  1997

By:  /s/          Amiel  M.  Peretz
  Title:  Chief  Financial  Officer